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VIA EDGAR

October 26, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Vivos Therapeutics, Inc. Registration Statement on Form S-1 Filed October 9, 2020 File No. 333-249412

Dear Mr. Campbell:

On behalf of our client, Vivos Therapeutics, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 16, 2020, regarding the Company’s Registration Statement on Form S-1 filed on October 9, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Responses to the Staff’s comments as well as other updates to the Registration Statement have been incorporated into an Amendment No. 1 to Registration Statement (“Amendment No. 1”), which is being filed with the Commission concurrently with the submission of this response letter.

Registration Statement on Form S-1 filed October 9, 2020

Overview, page 2

1.	We note your revised disclosure in response to prior comment 1. Your revised disclosure references published studies but only includes disclosure regarding one study that involved your founder. Please tell us how you determined to highlight only one of these published studies and how you ensured that your disclosure is a balanced presentation of the results of all published studies, including any studies that may have shown different results. As requested by the prior comment, please also revise to clarify whether the Vivos System was actually used in any studies that you disclose.

In response to the Staff’s comment, the Company has added disclosure on pages 1 and 66 of Amendment No. 1 to reflect the results of the 17 published studies of which the Company is aware relating to the technology incorporated in the Vivos System (noting that these studies included the Company’s founder as an author). The Staff is advised that these are the only studies of which the Company is aware that studied the Company’s technology with respect to AHI scores, and the Company has updated its disclosure to reflect this. The new disclosure also includes the range of AHI score reduction across all such studies, as well as the mean reduction in AHI score across all such studies. The Company believes the disclosure as revised is therefore balanced and supports the accompanying statements in Amendment No. 1.

U.S. Securities and Exchange Commission Attn: Alan Campbell October 26, 2020 Page 2 of 2

2.	We note your response to prior comment 2 and your updated disclosure regarding potential off-label use of the DNA appliance. Please update your disclosure here and in the Business section to briefly discuss the potential consequences of off-label use of the DNA appliance. Please also consider whether the risk factor beginning at the bottom of page 34 should be updated to discuss potential off-label use of the DNA appliance.

In response to the Staff’s comment, the Company has added disclosure on pages 3 and 68 of Amendment No. 1 as well as a cross reference to the referenced risk factor to address the potential consequences to the Company off-label use of the DNA device. The Company has also added clarifying disclosure to the referenced risk factor to address the Staff’s comment.

Our Market Opportunity, page 3

3.	We note your response to prior comment 3. Please update your “Market Opportunity” sections here and in Business to clarify, if true, that a majority of patients diagnosed with SDB or OSA are initially referred to pulmonologists, who do not currently prescribe the Vivos System, as opposed to dentists.

The Company has added disclosure to pages 3 and 69 of Amendment No. 1 to address the Staff’s comment and the means in which the Company is going about seeking to capture its addressable market.

Our Competitive Strengths, page 6

4.	We note your response to prior comment 4. Your response indicates that OSA has been linked to other complications which may be fatal. However, your response does not appear to support the statement that a treatment for OSA or SDB is potentially life-saving in and of itself. Please revise your disclosure as appropriate. You may state, if true, that you believe that the Vivos System can improve quality of life and may reduce the risk of SDB/OSA patients with such complications.

The Company has revised its disclosures on pages 4, 8 and 75 of Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 50

5.	On a pro forma as adjusted basis you are presenting no authorized, issued or outstanding Series A Convertible Redeemable Preferred Stock. Please revise the pro forma as adjusted bullet point preceding the table to describe the circumstances supporting this presentation as directly attributable to the transaction and factually supportable.

The Company has revised its narrative bullet point disclosure in the Capitalization table to reflect that full redemption of the Series A Preferred Stock as described in “Use of Proceeds.”

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom, Esq.